Exhibit 77C

ROYCE MICRO-CAP TRUST, INC.

At the 2007 Annual Meeting of Stockholders held on September 27, 2007, the Fund's stockholders elected five Directors, consisting of:
	Votes For	Votes Withheld
*Mark R. Fetting	23,686,138	254,671
*Richard M. Galkin	23,660,133	280,676
*Arthur S. Mehlman	23,668,200	272,609
*William L. Koke	2,222,960	36,866
*David L. Meister	2,218,705	41,121

*Common Stock and Preferred Stock voting together as a single class

**Preferred Stock voting as a separate class